Exhibit 99.1

Can-Fite Announces Publication of Clinical Study Data for Piclidenoson and Namodenoson in Scientific Journal

•	Data suggest Piclidenoson and Namodenoson could potentially be the first A3AR agonists to achieve FDA approval and provide clinicians with new oral and safe drugs in the arsenal for fighting psoriasis, liver cancer, and NASH

•	Can-Fite is a global leader in the development of small molecule A3AR drugs with an ongoing Phase IIb NASH study, a pivotal Phase III liver cancer study open for enrollment, and topline data expected from a completed Phase III psoriasis study in Q2 2022

PETACH TIKVA, Israel, June 9, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced an article titled “Drugs Targeting the A3 Adenosine Receptor: Human Clinical Study Data” was published in MDPI’s open access scholarly journal Molecules. The complete article can be accessed here: LINK

Can-Fite is a global leader in the development of small molecule A3 adenosine receptor (A3AR) technology with 15 patent families, extensive efficacy and safety data in over 1,500 patients, and three indications in Phase II and III studies.

In the scientific community, A3AR is well established as a target for combatting inflammation and cancer. The target, Gi protein-coupled A3AR, is highly expressed in inflammatory and cancer cells, but not in normal cells. High A3AR expression is also found in peripheral blood mononuclear cells (PBMCs) of patients with inflammatory diseases and cancer, reflecting A3AR expression in pathological remote sites. Solid tumor cells including breast, colon, small cell lung, pancreatic carcinoma, and melanoma, highly express A3AR compared to normal adjacent tissue cells. A3AR is also expressed in inflammatory cells such as synoviocytes derived from patients with rheumatoid arthritis, skin biopsies, and PBMCs from psoriasis and Crohn’s disease patients.

Targeting this receptor with synthetic and highly selective A3AR agonists induces anti-inflammatory and anti-cancer effects. Can-Fite’s patent estate provides broad coverage for its A3AR platform technology across numerous indications.

“As a leader in the development of A3AR targeting drugs, we are pleased to have this comprehensive article published in an open-source scientific journal. We believe providing data on our platform’s mechanism of action and its performance in several clinical studies supports the advancement of knowledge and discovery specific to A3AR and increases its potential to become a widely used mechanism to treat chronic and acute disease,” stated Can-Fite CEO Dr. Pnina Fishman.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson has completed enrollment in a Phase III trial for psoriasis. Can-Fite's liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the COVID-19 pandemic; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114